UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 8, 2012

Commission File Number: 001-35455

SILVER STANDARD RESOURCES INC.
(Translation of registrant's name into English)

1400 - 999 West Hastings Street
Vancouver, British Columbia
Canada V6C 2W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2012

99.2	Management’s Discussion and Analysis of the Financial Position and Results of Operations for the Three and Nine Months Ended September 30, 2012

99.3	Form 52-109F2 - Certification of Interim Filings - Full Certificate - CEO

99.4	Form 52-109F2 - Certification of Interim Filings - Full Certificate -CFO

99.5	News Release dated November 7, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc.
(Registrant)

Date: November 8, 2012	By:	/s/ Keenan Hohol

Keenan Hohol
	Title:	Vice President, Legal and General Counsel